SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140 Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release

SANTANDER GROUP ANNOUNCES THAT INTENDS TO SELL 7.23 % OF
SANTANDER-CHILE’S COMMON STOCK

New York, November 27, 2006-- The Santander Group has announced its intention to offer up to 7.23% of Banco Santander-Chile’s  common stock through a public offering registered with the Securities and Exchange Commission in the United States of America.

Banco Santander-Chile is Chile’s largest bank, in terms of total loans and total deposits, and is a key element in the Santander Group’s strategy in Latin America. The Santander Group’s current policy is to maintain ownership of at least 75% of Banco Santander-Chile’s common stock as part of its long term investment policy in Latin America.

This press release is not an offer for sale of the securities described herein in the United States or in any other jurisdiction where such offer is prohibited.

The securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended (the “Act”), or in any other jurisdiction where such sale is prohibited. Any public offering of the securities in the United States will be made by means of a prospectus that may be obtained from Banco Santander Central Hispano, S.A. or from Banco Santander-Chile, which will contain detailed information about Banco Santander-Chile and its management, as well as its financial statements.  Banco Santander-Chile intends to register these securities in the United States under the Act.

Comunicado de Prensa

GRUPO SANTANDER ANUNCIA INTENCIÓN DE VENTA DE 7,23% DE LA
PROPIEDAD DE BANCO SANTANDER CHILE

Madrid, 27 de noviembre de 2006.- Grupo Santander ha anunciado su intención de colocar hasta un máximo de 7,23% del capital de Banco Santander-Chile, mediante un proceso de oferta pública registrada ante la “Securities and Exchange Comission” de los Estados Unidos.

Banco Santander-Chile es el mayor banco de Chile, tanto por operaciones de crédito como por depósitos. Dentro de la estrategia del Grupo Santander en Latinoamérica, Banco Santander-Chile constituye un elemento fundamental por lo que se descarta realizar operaciones similares en el futuro. En este sentido, la política actual de Grupo Santander consiste en mantener una participación en Banco Santander-Chile de al menos 75% de su capital, como parte de su estrategia de inversión a largo plazo en Latinoamérica.

La presente nota de prensa no constituye una oferta de venta de los valores descritos en la misma, ni en Estados Unidos ni en ninguna otra jurisdicción en la que dicha oferta se encuentra prohibida.

Los valores no pueden ser ofrecidos ni vendidos en los Estados Unidos sin que se realice el preceptivo registro o, en su caso, la exención a dicho registro bajo la “United States Securities Act” de 1933, en su versión vigente, (“the Act”), o en ninguna otra jurisdicción en la que dicha venta se encuentre prohibida. Cualquier oferta de venta de dichos valores en los Estados Unidos sera hecha a traves de un prospecto que puede ser obtenido de Banco Santander Central Hispano, S.A. o Banco Santander-Chile, y que incluirá información detallada sobre Banco Santander-Chile y su gerencia así como también sus estados financieros. Banco Santander-Chile tiene previsto registrar estos valores en los Estados Unidos bajo “the Act”.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: November 27, 2006	By:	/s/ Gonzalo Romero

	Name:	Gonzalo Romero
	Title:	General Counsel